

March 29, 2021

Beth E. Berg, Esq.
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

> **Re:** **Blucora, Inc.**
> **Definitive Additional Materials filed under cover of Schedule 14A**
> **Filed on March 24, 2021 by Blucora, Inc.**
> **File No. 000-25131**

Dear Ms. Berg,

We have reviewed the above-captioned filing and have the following comment:

1. The letter distributed to the Company's stockholders on March 24, 2021—which was filed with the Commission under cover of Schedule 14A and is publicly available on the Company's VoteBlucora.com website—indicates that Fred DiSanto has previously served on four public company boards and sets forth the TSR of those companies during Mr. DiSanto's tenure as a director. It appears, however, based on the disclosure set forth on page 12 of Ancora's definitive proxy statement, that Mr. DiSanto has served on additional public company boards, including LNB Bancorp, PVF Capital Corp. and Axia NetMedia Corporation. Please revise the letter to remove the implication that the four companies highlighted in your letter are the only public companies for which Mr. DiSanto has served as a director. Please also clarify whether those three companies experienced negative TSRs during Mr. DiSanto's tenure as a director.

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions